{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Ranger Industries, Inc.
                                (Name of Issuer)

                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                    752907105
                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                 March 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                    Page 1 of 15
C/M  10302.0046  470933.2

-----------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
-----------------------------------------------


-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Pure Group, Inc., a Delaware corporation
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  /X/


                                                                     (b)  / /


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         151,797
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               ------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               ------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         151,797
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          151,797
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                                                                             / /


--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          3.8%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------


                                                                    Page 2 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Tangible Media, Inc.
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /X/


                                                                      (b)  / /


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         34,037
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         34,037
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          34,037
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                                                                           / /


--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          Less than 1%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------


                                                                    Page 3 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               KidBest Limited
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  /X/


                                                                       (b)  / /


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               WC
-------------------------------------------------------------------------------
5 CHECK B X IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                           / /
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Hong Kong
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                    171,659
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         171,659
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          171,659
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)

                                                                           / /

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.3%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               CO
--------------------------------------------------------------------------------


                                                                    Page 4 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joseph M. Ahearn
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /


                                                                       (b) /X/


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         190,000
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         190,000
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          190,000
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)

                                                                           / /

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.9%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                                                                    Page 5 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Cheng Hsieh
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/


                                                                       (b) / /


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Canada
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         171,659
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         171,659
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          171,659
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)

                                                                           / /

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.3%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                                                                    Page 6 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Robert M. Grosser
--------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /


                                                                       (b) /X/


--------------------------------------------------------------------------------

3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         5,000
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         5,000
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          5,000
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)

                                                                           / /

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          Less than 1%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                                                                    Page 7 of 15
C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Morton Handel
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /


                                                                       (b) /X/


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
--------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         198,167
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         198,167
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          198,167
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                                                                             / /

--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.9%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

C/M  10302.0046  470933.2

------------------------------------------------------
CUSIP No.  752907105                                              SCHEDULE 13D
------------------------------------------------------


--------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Isaac Perlmutter
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/


                                                                      (b) / /


--------------------------------------------------------------------------------
3              SEC USE ONLY

--------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See Instructions)

               Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           / /

--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
-------------------------------------------------------------------------------
                                 7            SOLE VOTING POWER
                                                         185,834
NUMBER OF
SHARES BENE-
FICIALLY
OWNED BY
EACH REPORT-
ING PERSON
WITH
                               -------------------------------------------------
                                 8            SHARED VOTING POWER
                                                         0
                               -------------------------------------------------
                                 9            SOLE DISPOSITIVE POWER
                                                         185,834
                               -------------------------------------------------
                                 10           SHARED DISPOSITIVE POWER
                                                         0
--------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          185,834
--------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES (See Instructions)
                                                                           / /


--------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                          4.6%
--------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------


                                                                    Page 9 of 15
C/M  10302.0046  470933.2

Item 1.  Security and Issuer.

        Common Stock, $0.01 par value, (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company"), c/o Zeisler & Zeisler, 558 Clinton Avenue, Bridgeport, Connecticut 06605.

Item 2.  Identity and Background.

        (i)     (1)  Pure Group, Inc., a Delaware corporation ("PGI").
                     Address: P.O. Box 1028, Lake Worth, Florida 33460 Principal Business: Investments.

                     Directors and Executive Officers:  Isaac Perlmutter
                         ("Perlmutter"), Director, President and Treasurer, and Robert M. Grosser ("Grosser"), Director, Vice President and Secretary.

                     Sole Stockholder:    Perlmutter

                (2)  Isaac Perlmutter
                     Address: P.O. Box 1028, Lake Worth, Florida 33460 Principal Occupation and Employment: Independent investor with stock ownership interests in PGI, Toy Biz, Inc., and Tangible Media, Inc.
                     Citizenship:  U.S.A.

                (3)  Robert M. Grosser (see clause v below)

        (ii)    Tangible Media, Inc. ("TM"), a Delaware corporation
                Address: 333 East 38th Street, New York, New York 10016 Principal Business: Media buying services.

                Sole Director:  Perlmutter

                Executive Officers:  Lee Ravdin, Chairman, and Mitchell Boden,
                     President.

                The principal occupation or employment of Messrs. Ravdin and Boden are their respective positions as Chairman and President of TM. The current business address for each of Messrs. Ravdin and Boden is the same as TM. Each of Messrs. Ravdin and Boden is a citizen of the United States.

                Sole Stockholder:  Perlmutter

        (iii)   (1)  KidBest, Limited ("KidBest"), a Hong Kong corporation
                     Address:  1/F Lok Comm. Centre, 29-31, Queen's Road,
                         Wan Chai, Hong Kong.
                     Principal Business:  Manufacturer and distributor of toys.

                     Nominee Directors:   ASTA - HK Investment Ltd.
                                          BTN Best Ltd.

                     Sole Stockholder and Executive Officer:  Cheng Hsieh.


                                                                   Page 10 of 15
C/M  10302.0046  470933.2

                (2)  Cheng Hsieh
                     Address:   c/o KidBest, 1/F Lok Comm. Centre, 29-31,
                         Queen's Road, Wan Chai, Hong Kong.
                     Principal Occupation and Employment: Executive officer of
                         KidBest.
                     Citizenship: Canada.

        iv)     Joseph M. Ahearn ("Ahearn")
                Business Address: c/o Toy Biz, Inc., 333 East 38th Street, New
                     York, New York 10016.
                Principal Occupation and Employment:  Chief Executive Officer
                     of Toy Biz, Inc., a Delaware corporation, 333 East 38th Street, New York, New York 10016.
                Citizenship:  U.S.A.

        (v) Robert M. Grosser, Vice President and Secretary of PGI. Business Address: Tangible Media, Inc., 333 East 38th Street,
                     New York, New York 10016.
             Principal Occupation and Employment:  Chief of Loss Prevention,
                     Tangible Media, Inc., 333 East 38th Street, New York, New York 10016.
             Citizenship:  U.S.A.

        (vi) Morton Handel ("Handel")
             Business Address: S&H Consulting, Ltd., One Regency Drive,
                     Bloomfield, Connecticut  06002
             Principal Occupation and Employment:  Financial consultant, S & H
                     Consulting, Ltd., One Regency Drive, Bloomfield, Connecticut 06002.
             Citizenship:  U.S.A.

          None of the persons named above, within the last 5 years, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the persons named above may hereinafter be referred to as the "Reporting Persons."

Item 3.  Source and Amount of Funds or Other Consideration.

          TM acquired its shares of Common Stock by virtue of its status as a creditor of the Company (which term, for purposes hereof, includes its subsidiaries) as a result of the Company's voluntary filing (July 11, 1988) of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. The plan of reorganization (the "Plan") ultimately approved by the bankruptcy court, on February 28, 1990, cancelled all the common stock then outstanding and directed (i) the issuance of a new class of common stock (the "Common Stock") to be

                                                                   Page 11 of 15
C/M  10302.0046  470933.2
distributed to the creditors in proportion to their respective allowed but unsatisfied claims, and (ii) the cancellation of all other outstanding equity and debt securities of the Company.

           PGI expended $45,539 to purchase an aggregate of 151,797 shares of Common Stock. The funds used in making the purchase came from working capital of PGI.

           KidBest expended $34,332 to purchase an aggregate of 171,659 shares of Common Stock. The funds used in making the purchase care from the working capital of KidBest.

           Messrs. Ahearn, Grosser and Handel expended $57,000, $1,350 and $53,629, respectively, to purchase, respectively, 190,000, 5,000 and 198,167 shares of Common Stock. The funds used in making the foregoing purchases came from the personal savings of Messrs. Ahearn, Grosser and Handel.

Item 4.  Purpose of Transaction.

         Other than TM, which acquired its shares of Common Stock through the Plan described in Item 3 above, and PGI, which acquired its shares of Common Stock for the purposes discussed below, each of the Reporting Persons acquired their respective shares of Common Stock for investment purposes. While there have been communications between and among each of the Reporting Persons with regard to the performance of the Company's management and PGI has communicated to the other Reporting Persons its desire to seek replacement of the Company's management with new management that would evaluate alternative strategies to improve stockholder value, each of the Reporting Persons has acted independently of each other in connection with its purchase of shares of Common Stock.

         PGI purchased its shares of Common Stock with the purpose of seeking to replace the current Board of Directors and executive officers of the Company with persons who would evaluate alternative strategies to improve stockholder value. To that end, PGI has requested the Board of Directors (i) to call an annual meeting of stockholders, (ii) to provide PGI with a copy of the list of stockholders of the Company, and (iii) to waive certain restrictions with respect to ownership of the Common Stock contained in the Company's amended and restated certificate of incorporation. The Board of Directors has not complied with PGI's requests. As a result, PGI intends to commence appropriate legal proceedings to enforce these requests.

         PGI plans to take the necessary steps to initiate stockholder action to replace the current Board of Directors of the Company with persons nominated by PGI and thereafter have the new board of directors replace all of the current executive officers of the Company with persons appointed by the new board of directors. PGI expects that the new Board of Directors and executive officers would, consistent with their fiduciary duties to the Company and it stockholders, evaluate alternatives to increase stockholder value.

         In connection with the foregoing, PGI intends to file proxy solicitation materials with the Securities and Exchange Commission and in connection therewith solicit requests of stockholders of the Company to request the Board of Directors to call a special meeting of stockholders, for the purpose of considering and acting upon the following proposals:

         (a) To approve an amendment to Section 3.14 of the by-laws of the Company (the "By-laws") to authorize the stockholders to fill vacancies in the Board of Directors at any special meeting of stockholders;

         (b) To remove the current members of the Board of Directors (the "Removal"); and

C/M 10302.0046 472051.1 03/20/97 2:19PM

         (c) To elect nominees of PGI as directors to fill vacancies created by the Removal, to the serve until the next annual meeting of stockholders.

         The Company has not held an annual meeting of stockholders to elect directors since October 5, 1994.

         If PGI is successful in replacing the Board of Directors with its nominees, PGI expects that the new Board of Directors would evaluate several alternative strategies to improve stockholder value including, without limitation, considering opportunities to obtain a release to the Company of all or a portion of the Product Liability Trust that was established as part of the Plan.

         PGI will consider various alternatives with respect to its investment in the Company, including, including actions that would entail:

                  (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company in the open market or otherwise;

                  (b) an extraordinary corporate transaction, such as a merger or liquidation, involving the Company;

                  (c) a sale or transfer of a material amount of assets of the Company;

                  (d) in addition to the changes disclosed above, a change in the Board of Directors or management of the Company;

                  (e) a material change in the present dividend policy of the Company;

                  (f) other material changes in the Company's business or corporate structure;

                  (g) changes in the Company's certificate of incorporation or bylaws (in addition, in the case of the latter, to the changes disclosed above), or other actions which may impede the acquisition of control of the Company by a person; or

                  (h) actions similar to those enumerated above (each of the foregoing are collectively hereinafter referred to as the "Enumerated Actions").

         At the present time, none of the Reporting Persons other than PGI has any expectation that it or any of its respective affiliates or associates will, directly or indirectly, undertake or advance any of the Enumerated Actions, except that such

Reporting Persons may acquire additional shares of Common Stock or, in the alternative, dispose of shares of Common Stock.

                  PGI's determination with respect to any of the foregoing Enumerated Actions will depend upon various factors, including, but not limited to, PGI's evaluation of the Company and its prospects, the status of the Product Liability Trust, general market and economic conditions, other opportunities available to PGI and other factors PGI may deem relevant to its investment decision.

                                                                   Page 12 of 15
C/M  10302.0046  470933.2
value including, without limitation, considering opportunities to obtain a release of all or a portion of the Product Liability Trust to the Company.

Item 5.  Interest in Securities of the Issuer.

            (a)/(b): The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage ownership represented by such shares. None of the Reporting Persons shares voting or dispositive power with any other Reporting Person. The percentages are based upon the number of shares (4,000,000) of Common Stock issued and outstanding as of November 13, 1996 as reported on the Company's Quarterly Report a Form 10-Q for the quarter ended September 30, 1996.


===========================================================================================================================
                   Holder                             Sole Voting and Dispositive Power
                                 ------------------------------------------------------------------------------------------
                                          Amount                                            Percentage
---------------------------------------------------------------------------------------------------------------------------

PGI                                                            151,797                                                3.8%
---------------------------------------------------------------------------------------------------------------------------
TM                                                              34,037                                                   *
---------------------------------------------------------------------------------------------------------------------------
KidBest1                                                       171,659                                                4.3%
---------------------------------------------------------------------------------------------------------------------------
Ahearn                                                         190,000                                                4.8%
---------------------------------------------------------------------------------------------------------------------------
Grosser                                                          5,000                                                   *
---------------------------------------------------------------------------------------------------------------------------
Handel                                                         198,167                                                4.9%
---------------------------------------------------------------------------------------------------------------------------
Perlmutter                                                    185,8342                                                4.6%
===========================================================================================================================

1.         The sole stockholder of KidBest is Mr. Hsieh.

2. Consists of the shares owned by PGI and TM, each of which is wholly owned by Mr. Perlmutter.

*          Less than 1%.

            Except for Mr. Perlmutter, with respect to shares of Common Stock owned by PGI and TM, and Mr. Hsieh with respect to shares of Common Stock owned KidBest, each of the Reporting Persons (i) disclaims beneficial ownership of the shares of Common Stock owned by each of the other Reporting Persons and (ii) disclaims membership in any group that includes any of the other Reporting Persons. Mr. Perlmutter, PGI and TM acknowledge that they constitute a group but disclaim membership in any group with any other Reporting Person and Mr. Hsieh and KidBest acknowledge that they constitute a group but disclaim membership in any group with any other Reporting Person.

                                                                   Page 13 of 15
C/M  10302.0046  470933.2

           (c) As of March 20, 1997, the following table sets forth all transactions in the shares of Common Stock of the Company by the Reporting Persons during the past sixty days:

=============================================================================================================================
                                                 Number of Shares
                                                 Purchased or                                       Nature of Transac-
Holder                 Date                      (Sold)                   Price per Share           tion
-----------------------------------------------------------------------------------------------------------------------------
PGI                             3/4/97                             46,797                    $0.30        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
PGI                            1/31/97                             15,000                     0.30        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Grosser                        2/25/97                              5,000                     0.27        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Handel                         2/25/97                             40,000                     0.27        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Handel                         1/27/97                             18,500                     0.30        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Handel                         1/22/97                             30,000                     0.30        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Ahearn                         1/21/97                             40,000                     0.30        Open Market
                                                                                                            Purchase
-----------------------------------------------------------------------------------------------------------------------------
Ahearn                         1/16/97                            150,000                     0.30        Open Market
                                                                                                            Purchase
=============================================================================================================================

           (d)    Not applicable.

           (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Persons are parties to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit I.

Item 7.  Material to be Filed as Exhibits.

           Exhibit I -- Filing agreement dated March 19, 1997, among the Reporting Persons.

                                                                   Page 14 of 15
C/M  10302.0046  470933.2

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 20, 1997        PURE GROUP, INC.


                              By:  /s/ Isaac Perlmutter
                                   ---------------------------------------------
                                       Name:   Isaac Perlmutter
                                       Title:  President

                              TANGIBLE MEDIA, INC.

                                               *
                              By:
                                   ---------------------------------------------
                                       Name:   Mitchell Boden
                                       Title:  President


                              KIDBEST LIMITED
                                               *
                              By:
                                   ---------------------------------------------
                                       Name:   Cheng Hsieh
                                       Title:  Executive Officer

                                               *

                                   ---------------------------------------------
                                               Joseph M. Ahearn

                                               *
                                   ---------------------------------------------

                                               Robert M. Grosser

                                               *

                                   ---------------------------------------------
                                               Morton Handel

                                               *

                                   ---------------------------------------------
                                               Cheng Hsieh



                              *By:  /s/ Isaac Perlmutter
                                   ---------------------------------------------
                                   Isaac Perlmutter, Pro Se and Attorney-In-Fact

                                                                   Page 15 of 15
C/M  10302.0046  470933.2

                                                                       EXHIBIT I


                             JOINT FILING AGREEMENT

          AGREEMENT, dated as of March 19, 1997, by and among the parties identified (the "Parties" or a "Party") on the signature pages hereto.

          WHEREAS, each of the Parties beneficially own shares of common stock, $0.01 par value per share ("Common Stock"), of Ranger Industries, Inc., a Connecticut corporation; and

          WHEREAS, some or all of the Parties may be deemed to have formed a "group" with respect to the beneficial ownership of Common Stock for purposes of Rule 13d-5 and Schedule 13D promulgated by the Securities and Exchange Commission;

          NOW, THEREFORE, the Parties hereto agree as follows:

          1. (a) The Parties hereby agree to jointly prepare and file with the Securities and Exchange Commission (the "Commission") a single statement containing the information required by Schedule 13D with respect to their respective interests in the Common Stock (the "Schedule 13D") and, furthermore, they agree to jointly prepare and file with the Commission any amendments to the
Schedule 13D.

              (b) Each Party hereby authorizes Isaac Perlmutter, P.O. Box 1028, Lake Worth, Florida 33460, to sign Schedule 13D and all amendments thereto to be filed with respect to the Common Stock, on behalf of each Party.

          2.  Each  Party  shall be  responsible  for the  timely  filing of the
Schedule 13D and any necessary amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party contained therein, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

          3. This Agreement shall continue unless terminated by any Party hereto. Termination by one Party shall not constitute termination of the Agreement by any of the other Parties.

          4. John N. Turitzin, Esq., of Battle Fowler, LLP, 75 East 55th Street, New York, New York 10022, is hereby designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendments thereto.

          5. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

          6. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to such State's conflicts of laws principles.

C/M:  10302.0046 471363.1

                    SIGNATURE PAGE TO JOINT FILING AGREEMENT

          IN WITNESS WHEREOF, the undersigned have executed this Agreement in one or more counterparts as of the date first above written.

                                PURE GROUP, INC., a Delaware corporation


                                By:
                                   --------------------------------------------
                                       Name:  Isaac Perlmutter
                                       Title:  President


                                TANGIBLE MEDIA, INC., a Delaware corporation


                                By:
                                   --------------------------------------------
                                       Name: Mitchell Boden
                                       Title: President

                                KIDBEST, LIMITED, a Hong Kong corporation


                                By:
                                   --------------------------------------------
                                       Cheng Hsieh, Managing Director



                                   --------------------------------------------
                                           Joseph M. Ahearn



                                   --------------------------------------------
                                           Cheng Hsienh



                                   --------------------------------------------
                                           Robert M. Grosser



                                   --------------------------------------------
                                           Morton Handel



                                   --------------------------------------------
                                           Isaac Perlmutter



C/M:  10302.0046 471363.1
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